Exhibit 21.1
List of Subsidiaries

Entity	Jurisdiction
Cornerstone Operating Partnership, L.P.	Delaware
COP ORL One, LLC	Florida
COP ORL Two, LLC	Florida
COP Goldenwest, LLC	California
COP Western Ave, LLC	California
COP Deer Valley, LLC	Arizona
COP JBK Marathon, LLC	Florida
COP Pinnacle Peak, LLC	Arizona
COP OSB Carter, LLC	Florida
COP OSB Goldenrod, LLC	Florida
COP OSB Hanging Moss, LLC	Florida
COP OSB Monroe South, LLC	Florida
COP Monroe North, LLC	Florida